Exhibit 99.1

STOCK PURCHASE AND SETTLEMENT AGREEMENT

This Stock Purchase and Settlement Agreement (this “Agreement”) is dated as of July 31, 2018, and entered into among InfuSystem Holdings, Inc. (the “Company”), Ryan J. Morris, an individual, and Meson Capital, L.P., a Delaware limited partnership (collectively, the “Sellers”) (each of the Company and the Sellers, a “Party” to this Agreement, and collectively, the “Parties”).

As of the date hereof, the Sellers beneficially own shares of common stock of the Company (the “Common Stock”) totaling, in the aggregate, 2,159,209 shares (the “Shares”) of the Common Stock issued and outstanding on the date hereof.

The Parties hereto agree that it is in their mutual interests to enter into this Agreement that, among other things, provides for the purchase of all of the Sellers’ Shares by the Company in accordance with the terms set forth herein.

The Parties hereby agree as follows:

Article I. PURCHASE AND SALE OF STOCK

Section 1.01 Sale of Shares. On the terms and subject to the conditions set forth in this Agreement, the Sellers agree to sell, assign, transfer and deliver to the Company at the Closing, and the Company agrees to purchase and redeem from the Sellers at the Closing, the Shares owned by the Sellers.

Section 1.02 Purchase Price. The purchase price for the Shares will be $3.10 per share, equaling $6,693,547.90 in total (the “Purchase Price”). The number of Shares owned by each Seller for purposes of determining the Purchase Price payable to each Seller is set forth on Exhibit A.

Section 1.03 Closing. The closing of the transactions contemplated hereby (the “Closing”) will take place at the close of trading within seven days after the date hereof, or as soon as may be arranged by the Parties (the “Closing Date”), by electronic delivery to the Company of the Shares held in street name and purchased from the Sellers pursuant hereto through the Depository Trust Company to a Computershare account for the benefit of the Company and, with respect to Shares held of record, a certificate or certificates representing such Shares duly endorsed for transfer or accompanied by appropriate stock powers duly executed in blank and other appropriate instructions to Computershare, and in either case including such transfer and other documents as are reasonably required by Computershare. Payment of the Purchase Price will occur on the business day immediately following receipt by the Company of confirmation from Computershare that the Shares have been effectively transferred (which payment may occur on more than one day as Shares are transferred), with such payment to by wire transfer of immediately available funds to accounts designated via email by the Sellers.

Section 1.04 Representations and Warranties of the Sellers. Each of the Sellers hereby makes the following representations and warranties to the Company, each of which is true and correct as of the date hereof and as of the Closing Date and each of which will survive the Closing and the transactions contemplated hereby:

(a)	Ownership. The Sellers are the sole direct beneficial owners of their respective Shares. The Shares are owned by the Sellers, and will be transferred to the Company, free and clear of any and all liens, pledges, claims, encumbrances, security interests, rights of first refusal, options, conditions, restrictions, rights, interests or charges of any kind or character.
(b)	Authority. The Sellers have all requisite power and authority to execute, deliver and perform their obligations under this Agreement. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all requisite action on the part of the Sellers.
(c)	Binding Obligations. This Agreement has been duly executed and delivered by the Sellers and constitutes a legal, valid and binding obligation of the Sellers, enforceable against the Sellers in accordance with its terms, except to the extent that enforceability may be limited by bankruptcy, insolvency or similar laws affecting creditors’ rights generally or by general principles of equity.
(d)	Consents. No governmental consent, approval, authorization, license or clearance, or filing or registration with any governmental or regulatory authority, is required in order to permit the Sellers to perform their obligations under this Agreement, except for such as have been obtained.
(e)	The Sellers have received and carefully reviewed the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, all subsequent public filings of the Company with the Securities and Exchange Commission, other publicly available information regarding the Company, and such other information that the Sellers and their respective advisers deem necessary to make their decision to enter into the transactions contemplated by this Agreement;
(f)	The Sellers have evaluated the merits and risks of the transactions contemplated by this Agreement based exclusively on their own independent review and consultations with such investment, legal, tax, accounting and other advisers as they deemed necessary. The Sellers have made their own decision concerning the transactions contemplated by this Agreement without reliance on any representation or warranty of, or advice from, the Company other than those set forth in Section 1.05;
(g)	Neither the Company nor any of its affiliates, stockholders, directors, officers, employees and agents (1) has been requested to or has provided the Sellers with any information or advice with respect to the Shares nor is such information or advice necessary or desired or (2) has made or makes any representation as to the Company or the credit quality of the Shares;
(h)	The Sellers acknowledge and understand that (1) the Company and its affiliates, stockholders, directors, officers, employees and agents possess material nonpublic information regarding the Company not known to the Sellers that may impact the value of the Shares, including, without limitation, (x) information received by individuals in their capacities as directors, officers, significant stockholders or affiliates of the Company, (y) information otherwise received from the Company on a confidential basis, and (z) information received on a privileged basis from the attorneys and financial advisers representing the Company and its Board of Directors (collectively, the “Information”), and that the Company is not disclosing the Information to the Sellers. The Sellers understand, based on their experience, the disadvantage to which the Sellers are subject due to the disparity of information between the Sellers and the Company. Notwithstanding such disparity, the Sellers have deemed it appropriate to enter into this Agreement and to consummate the transactions contemplated by this Agreement;

(i)	The Sellers agree that none of the Company, its affiliates, stockholders, directors, officers, employees and agents will have any liability to the Sellers (collectively or individually) whatsoever due to or in connection with the Company’s use or non-disclosure of the Information as a result of the transactions contemplated by this Agreement, and the Sellers hereby irrevocably waive any claim that they (collectively or individually) might have based on the failure of the Company to disclose the Information.

Section 1.05 Representations and Warranties of the Company. The Company hereby makes the following representations and warranties to the Sellers, each of which is true and correct as of the date hereof and as of the Closing Date and each of which will survive the Closing and the transactions contemplated hereby:

(a)	Authority. The Company has all requisite power and authority to execute, deliver and perform its obligations under this Agreement. The execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby have been duly authorized by all requisite action on the part of the Company.
(b)	Binding Obligations. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except to the extent that enforceability may be limited by bankruptcy, insolvency or similar laws affecting creditors’ rights generally or by general principles of equity.
(c)	Consents; Reliance. No governmental consent, approval, authorization, license or clearance, or filing or registration with any governmental or regulatory authority, is required in order to permit the Company to perform its obligations under this Agreement, except for such as have been obtained. The Company has made its own decision concerning the transactions contemplated by this Agreement without reliance on any representation or warranty of, or advice from, the Sellers other than those set forth in Section 1.04.
(d)	Assets. The Company has adequate assets to pay the Purchase Price.

Section 1.06 Reliance.

(a)	The Sellers acknowledge that (1) the Company is relying on the Sellers’ representations, warranties, acknowledgments and agreements in this Agreement as a condition to proceeding with the transactions contemplated by this Agreement and (2) without such representations, warranties and agreements, the Company would not enter into this Agreement or engage in the transactions contemplated by this Agreement.
(b)	The Company acknowledges that (1) the Sellers are relying on the Company’s representations, warranties, acknowledgments and agreements in this Agreement as a condition to proceeding with the transactions contemplated by this Agreement and (2) without such representations, warranties and agreements, the Sellers would not enter into this Agreement or engage in the transactions contemplated by this Agreement.

Section 1.07 Covenant Not to Purchase Shares. The Sellers agree and covenant not purchase or attempt to purchase any shares of the Company’s Common Stock, or any options to purchase shares of the Company’s Common Stock, at any time during the three year period following the Closing Date.

Article II. RELEASE OF CLAIMS

Section 2.01 Release by Company. For the consideration and mutual promises specified herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company hereby releases and discharges each of the Sellers and all of their successor(s), predecessor(s)-in-interest, subsidiaries, related and affiliated companies and entities, and each of the foregoing companies’ and entities’ respective divisions, officers, directors, shareholders, agents, employees, representatives, and independent contractors, past, present or future (“Sellers’ Released Parties”) from all obligations, debts, liabilities, torts, covenants, contracts or causes of action of any kind whatsoever, at law or in equity, in each case to the extent known to the Company, that the Company may have against the Sellers’ Released Parties as of the date hereof including, but not limited to, (i) any tortious interference action against Ryan Morris relating to him contacting JPMorgan Chase Bank, N.A. during April 2018 and (ii) any claims relating to statements made by Sellers in their public filings or in the Value Investor Club Message Board. Any matter related to the enforceability or performance of this Agreement is not released by the Company.

Section 2.02 Release by Sellers. For the consideration and mutual promises specified herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each of the Sellers hereby release and discharge the Company and all of its successor(s), predecessor(s)-in-interest, subsidiaries, related and affiliated companies and entities, and each of the foregoing companies’ and entities’ respective divisions, officers, directors, shareholders, agents, employees, representatives, and independent contractors, past, present or future (“Company’s Released Parties”) from all obligations, debts, liabilities, torts, covenants, contracts or causes of action of any kind whatsoever, at law or in equity, whether known or unknown that any Seller may have against the Company’s Released Parties as of the Closing Date, except that any matter related to the enforceability or performance of this Agreement is not released.

Section 2.03 Mutual Non-Disparagement. Subject to applicable law, each of the Parties covenants and agrees that neither it nor any of its respective current agents, subsidiaries, affiliates, successors, assigns, officers, key employees or directors will make or induce others to make any written or oral statements that disparage or demean the other Party or the other Party’s affiliates, or the other Party’s or the other Party’s affiliates’ officers, directors, employees, stockholders, managers, members, representatives, agents, products, or services other than, in the case of individuals, to the individual’s immediate family members or financial or legal advisors, or if (a) testifying truthfully under oath pursuant to a lawful court order or subpoena or the equivalent, including arbitral orders, and interview requests from governmental agencies or (b) responding truthfully pursuant to a request from a governmental agency acting within the scope of their investigative authority. Nothing in this Section 2.03 or in any other provision of this Agreement will be interpreted or applied to prohibit a Party from making any good faith report to any governmental agency or other governmental entity concerning any acts or omissions that a Party believes to constitute a possible violation of federal or state law or making other disclosures that are protected under the whistleblower provisions of applicable federal or state law or regulation.

Article III. MISCELLANEOUS

Section 3.01 Public Announcements; Filings. Unless otherwise required by applicable securities laws or the rules of the New York Stock Exchange, none of the Parties will issue any press release or public announcement regarding this Agreement or the matters contemplated hereby without the prior written consent of the other Parties. The Parties acknowledge that promptly after the Closing, (a) the Company will file with the Securities and Exchange Commission a Current Report on Form 8-K with respect to the execution and delivery of this Agreement and (b) the Sellers will file with the Securities and Exchange Commission an amendment to their Schedule 13D with respect to the execution and delivery of this Agreement.

Section 3.02 Notices. All notices, requests and other communications to any Party hereunder will be in writing (including prepaid overnight courier, facsimile transmission or similar writing) and will be given to such Party at its address or facsimile number set forth on the signature pages hereto, or at such other address or facsimile number as such Party may hereafter specify in writing. Each such notice, request or other communication will be effective (a) if given by facsimile, when transmitted to the facsimile number specified in this Section and confirmation of receipt is received by the sender, (b) if given by mail, upon the earlier of actual receipt or three business days after deposit in the United States Mail, registered or certified mail, return receipt requested, properly addressed and with proper postage prepaid, (c) one business day after deposit with a reputable overnight courier properly addressed and with all charges prepaid or (d) when received, if by any other means. The Parties will promptly notify each other in the manner provided in this Section of any change in their respective addresses. A notice of change of address will not be deemed to have been given until received by the addressee. Communications by facsimile also will be sent concurrently by mail, but will in any event be effective as stated above.

Section 3.03 Expenses. The Company, on the one hand, and the Sellers, on the other hand, will each pay its and their own expenses with respect to this Agreement.

Section 3.04 Specific Performance. Each of the Parties acknowledges and agrees that irreparable injury to the other Parties would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that such injury would not be adequately compensable by the remedies available at law (including the payment of money damages). It is accordingly agreed that the Parties will each be entitled to specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof, and the other Parties will not take action, directly or indirectly, in opposition to the moving Party seeking such relief on the grounds that any other remedy or relief is available at law or in equity. This Section 3.04 is not the exclusive remedy for any violation of this Agreement.

Section 3.05 Further Assurances. Each Party will execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably required to carry out the provisions of this Agreement and give effect to the transactions contemplated by this Agreement.

Section 3.06 Assignment. No Party will assign this Agreement or any rights, interests or obligations hereunder, or delegate performance of any of its obligations hereunder, without the prior written consent of the other Parties.

Section 3.07 Entire Agreement. This Agreement constitutes the entire agreement and understanding of the Parties in respect of the subject matter contained herein. This Agreement supersedes all prior agreements and understandings between the Parties with respect to the subject matter hereof.

Section 3.08 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement will remain in full force and effect and will not be affected, impaired or invalidated. In addition, the Parties agree to use commercially reasonable efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any of such that is held invalid, void or enforceable by a court of competent jurisdiction.

Section 3.09 Waiver, Amendment, etc. This Agreement may not be amended or supplemented, and no waivers of or consents to or departures from the provisions hereof will be effective, unless set forth in a writing, and delivered to, the other applicable Parties. No failure or delay of any Party in exercising any power or right under this Agreement will operate as a waiver thereof, nor will any single or partial exercise of any right or power, or any abandonment or discontinuance of steps to enforce such right or power, preclude any other or further exercise thereof or the exercise of any other right or power.

Section 3.10 Binding Agreement; No Third Party Beneficiaries. This Agreement will be binding upon and inure to the benefit of the Parties and their successors and permitted assigns. Nothing expressed or implied herein is intended or will be construed to confer upon or to give to any third party any rights or remedies by virtue hereof.

Section 3.11 Governing Law; Exclusive Jurisdiction. This Agreement is governed by and is to be construed and enforced in accordance with the laws of the State of Delaware without reference to the conflict of laws principles thereof. Any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by a Party or its successors or assigns, will be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware). Each of the Parties hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that he or it will not bring any action relating to this Agreement in any court other than the aforesaid courts. Each of the Parties hereby irrevocably waives, and agrees not to assert in any action or proceeding with respect to this Agreement, (a) any claim that he or it is not personally subject to the jurisdiction of the above-named courts for any reason, (b) any claim that he or it or his or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable legal requirements, any claim that (1) the suit, action or proceeding in such court is brought in an inconvenient forum, (2) the venue of such suit, action or proceeding is improper or (3) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 3.12 Counterparts. This Agreement may be executed in one or more counterparts each of which when so executed and delivered will be deemed an original but all of which will constitute one and the same Agreement (including by means of electronic delivery or facsimile).

[Signature Pages Follow]

The Parties have caused this Stock Purchase and Settlement Agreement to be duly executed as of the date first above written.

InfuSystem Holdings, Inc.

By:	/s/ Richard A. DiIorio
Name: Richard A. DiIorio
Title: President
Address: 31700 Research Park Drive
Madison Heights, Michigan 48071
Attention: President
with a copy (which will not constitute notice) to:

Stinson Leonard Street LLP
1201 Walnut, Suite 2900
Kansas City, Missouri 64106
Attention: Scot Hill and Scott Gootee

/s/ Ryan J. Morris
Ryan J. Morris Address: One Sansome Street, Suite 1895 San Francisco, CA 94104

Meson Capital, L.P.
by Meson Capital Partners LLC, its general partner

By:	/s/ Ryan J. Morris
Name: Ryan J. Morris
Title: Managing Member
Address: One Sansome Street, Suite 1895
San Francisco, CA 94104

EXHIBIT A

SELLERS

Seller	Number of Company Shares Owned	Purchase Price
Meson Capital LP	2,071,865	$6,422,781.50
Ryan J. Morris	87,344	$270,766.40
Total:	2,159,209	$6,693,547.90